FEB 2 7 2012

Washington, DC 20549

12025083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/10/12

February 27, 2012

Paul J. Schroeder, Jr.
Dillard's, Inc.
paul.schroeder@dillards.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-27-12

Re: Dillard's, Inc.
Incoming letter dated January 10, 2012

Dear Mr. Schroeder:

This is in response to your letter dated January 10, 2012 concerning the shareholder proposal submitted to Dillard's by The Humane Society of the United States. We also have received a letter from the proponent dated February 15, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Andrew Page
The Humane Society of the United States
apage@humanesociety.org

February 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dillard's, Inc.
Incoming letter dated January 10, 2012

The proposal encourages the board to develop a plan "to phase out the sale of fur from raccoon dogs (Nyctereutes procyonoides)."

There appears to be some basis for your view that Dillard's may exclude the proposal under rule 14a-8(i)(7), as relating to Dillard's ordinary business operations. In this regard, we note that the proposal relates to the products offered for sale by the company. Proposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dillard's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dillard's relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE HUMANE SOCIETY
OF THE UNITED STATES

February 15, 2012

VIA ELECTRONIC MAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Dillard's, Inc. regarding phase out of sale of fur from raccoon dogs, submitted by The Humane Society of the United States for inclusion in the 2012 proxy materials

Ladies and Gentlemen:

The Humane Society of the United States ("HSUS" or "the proponent") is the beneficial owner of common stock of Dillard's, Inc. ("the Company") and has submitted a shareholder proposal ("the proposal") asking for the board of directors to develop a plan, by the end of 2012, to phase out the sale of fur from raccoon dogs.

This letter is filed in response to a letter dated January 10, 2012 submitted by the Company to the staff of the Division of Corporation Finance ("the Staff") which claims that the Proposal may be excluded pursuant to Rule 14a-8(i)(5), Rule 14a-8(i)(3), or Rule 14a-8(i)(7).

We have reviewed the proposal and the Company's letter and it is our opinion that the proposal is not excludable under any of the asserted rules.

SUMMARY

The Proposal states in its resolved clause that "shareholders encourage the Board of Directors to develop a plan, by the end of 2012, to phase out the sale of fur from raccoon dogs (*Nyctereutes procyonoides*)." In the supporting statement of the proposal, the Proponent notes that numerous competing retailers have eliminated the sale of products containing fur from these animals. The Proposal notes that multiple sources have documented raccoon dogs being skinned alive in China, and killed by anal electrocution (a method banned in New York state)—two cruel practices associated with the sourcing of this fur and which may undermine the Dillard's brand.

The significant social policy issue of ending animal cruelty that is central to this Proposal overrides the Company's assertions that the Proposal may be excluded under Rule 14a-8(i)(7) or Rule 14a-8(i)(5). In addition, the Proposal is not misleading in the use of the term "raccoon dogs" which is the scientifically accepted common name for the species in question, and therefore the proposal is not excludable under Rule 14a-8(i)(3).

BACKGROUND

Raccoon dogs are a species native to East Asia whose fur is used to make trim on coats and other clothing. The sale of products containing fur from raccoon dogs has become an iconic issue of animal cruelty, with the appearance of videos on the Internet demonstrating the extraordinarily cruel handling of raccoon dogs. Much of the raccoon dog fur produced in other countries ends up on products being sold by various US department stores and retailers.

One example of a gruesome video of raccoon dogs being skinned alive in China for purposes of using their fur appears online at: http://www.youtube.com/watch?v=sLcgxIGTFRs. The video has been viewed 406,916 times. Other videos of the same kind also appear at:

- http://video.humanesociety.org/video/629262638001/Channels/728118566001/Fur/761363762001/Raccoon-Dog/; http://tinyurl.com/6pw2yn3
- https://www.facebook.com/video/video.php?v=2146250540930
- http://www.animal-protection.net/furtrade/movies/index.html
- http://www.youtube.com/watch?v=oxVwsA2MLWA
- http://www.careforthewild.org/files/racoondogbeaten.mov
- http://www.youtube.com/watch?v=ce4DJh-L7Ys
- http://www.earthlings.com/

Numerous companies have found that negative publicity associated with the use of raccoon dog fur has undermined their brands. For example, CNN Money – a widely respected source of business and financial news – listed Rocawear's misrepresentation of its garments as faux fur when the jackets were in fact made with real raccoon dog fur as number 32 in the top 101 dumbest moments in business of 2008.[1] In addition, the New York Post – one of the most widely circulated papers in the United States – reported that coats made by Sean John containing raccoon dog fur were still present on retail shelves, despite assurances that the "offending garments" would be removed.[2] Donna Karan faced similarly disparaging news coverage related to use of raccoon dog fur in its DKNY products.[3] Even members of Congress have expressed concern in major news media outlets, such as Fox News, over the inhumane treatment of raccoon

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[1] http://money.cnn.com/galleries/2007/fortune/0712/gallery.101_dumbest.fortune/32.html.

[2] http://www.nypost.com/p/news/dog_diddy_breaks_vow_his_label_faux_wct6zeqf76W0SsuealYpLM; *see also* http://www.msnbc.msn.com/id/16329355/ns/business-us_business/t/sean-john-jackets-were-made-dog-fur/ (additional negative press about Sean John's use of raccoon dog fur); http://consumerist.com/2006/12/diddy-sorry-about-faux-fur-coat-made-of-dog.html (same).

[3] http://articles.latimes.com/2007/feb/24/business/fi-dogfur24 (quoting a Donna Karan executive as saying that they would no longer sell products with raccoon dog fur, even though it is legal to do so).

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 *humanesociety.org* dogs and the sale of raccoon dog fur by U.S. retailers.[4] As a result of this negative publicity, Rocawear, Sean John and Donna Karan and other designers and retailers have made the decision to stop using raccoon dog fur in the products they sell.

In fact, several of Dillard's direct competitors have stopped using raccoon dog fur in their product lines, eliminating the negative image and ethical issues raised by sale of products containing raccoon dog fur. These competing retailers include Saks Fifth Avenue,[5] Lord and Taylor, [6] Andrew Marc (G-III),[7] and Nordstrom.[8] As noted in the linked articles, these decisions were made in large part because the companies viewed the reputational impact of continuing to sell products containing raccoon dog fur as overshadowing any possible financial returns from the sales.

ANALYSIS

1. **The Proposal is not excludable on the grounds that it deals with an insignificant portion of the Company's business, because the reputational and market impacts of current practices are "otherwise significantly related" to Dillard's business.**

The Company asserts that the Proposal may be omitted under Rule 14a-8(i)(5) because it "relates to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year." However, because the sale of fur products containing raccoon dog fur raises ethical issues of cruelty and therefore poses a risk to the Company's overall consumer and business reputation, this issue is "otherwise related" to the Company's business and not excludable.

The prominence of humane treatment of animals as a social issue was long ago found by the courts to be a significant enough reputational issue that, even if the issue related to less than 5%

[4] *Id.*; http://voices.yahoo.com/dog-fur-showing-big-labels-199272.html?cat=38 (quoting a Fox News interview with Congressman Jim Moran in which Rep. Moran stated "[t]he raccoon dog and domestic dogs are being killed in inhumane ways for the U.S. trade.").

[5] https://www.saksincorporated.com/vendorrelations/documents/AsiaticFurSourcedfromChinaRequirement EffectiveJuly292012.pdf.

[6] http://nymag.com/daily/fashion/2009/12/lord_taylor_agrees_not_to_sell.html; http://www.wwd.com/business-news/lt-to-bar-raccoon-dog-fur-2384367?browsets=1259851518313.

[7] http://www.humanesociety.org/news/press_releases/2009/03/hsus_andrew_marc_settlement.html.

[8] Nordstrom Supplier Compliance Manual – *Updated August 10, 2011* (page 9, paragraph 2): http://www.nordstromsupplier.com/Content/sc_manual/NDirect/NDIRECT_MANUAL.pdf.

> "Nordstrom requires that all requirements of the Fur Products Labeling Act be met for all fur products (including shearling) regardless of value. Additionally, **as of May 1, 2010, Nordstrom will no longer accept any product that contains any amount of Asiatic Raccoon (raccoon dog) fur.** Vendors not meeting these labeling or content requirements are subject to expense offset fees and/or returns, at Nordstrom's discretion, pursuant to our purchase order terms and conditions."

of a company's business, the resolution should be allowed to appear on the proxy. Lovenheim v. Iriquois Brands, Ltd., 618 F. Supp. 554, 561 and note 16 (D.D.C. 1985) (proposal related to mistreatment of animals and procedure of force feeding geese was not excludable under Rule 14a-8(i)(5)). The Staff's longstanding position is that shareholder resolutions implicating ethical, social or public policy issues, as well as matter of public debate, are not subject to the strictures of Rule 14a-8(i)(5). Unnecessary cruelty to animals, such as that underlying the Proposal is just the kind of ethical, social, and public policy issue that cannot and should not be omitted. Humane Society of Rochester v. Lyng, 633 F. Supp. 480, 486 (W.D.N.Y. 1986). Staff decisions have also applied this rationale in determining that the social and reputational implications of animal cruelty makes this issue "otherwise significantly related" to business. Coach, Inc. (August 7, 2009), Wal-mart Stores, Inc. (March 30, 2010).

Thus, despite Dillard's assertion that sale of products containing raccoon dog fur does not constitute five percent of the Company's overall business, a clear nexus exists between the resolution and Dillard's business reputation and ethical profile. As such the Proposal is otherwise significantly related to the business, and not excludable under Rule 14a-8(i)(5).

2. **The Proposal does not contain false or misleading statements, and therefore is not excludable under Rule 14a-8(i)(3).**

In reference to Rule 14a-8(i)(3), Dillard's does not, nor can it, dispute that *Nyctereutes procyonoides* – which is used in the "Resolved" clause of the Proposal – is the correct Latin name for the animal whose fur is at issue. Further, the term raccoon dog used in the Proposal is the correct, and scientifically accepted common name for the species *Nyctereutes procyonoides*. In fact, as discussed below, in nearly all instances in which one of Dillard's shareholders would find references to, and information about, this species – such as at zoological institutions, in academic and encyclopedic literature, in governmental regulations and publications, and through websites and other media concerning wildlife and nature, the species is referred to as raccoon dog.

The only instance in which other terms are used for the species – such as "Asiatic raccoon", "finnraccoon", and "tanuki" – is when the fur industry has used trade names that are solely used for labeling and advertising purposes. The FTC's Fur Products Name Guide, relied on exclusively by Dillard's in its effort to avoid presenting its shareholders with the Resolution, is a regulatory system designed principally to ensure uniformity in the descriptors fur retailers use when labeling their products. Of the several trade names used in the fur industry worldwide, the trade name currently singled out for use in garment labeling in the United States by the Name Guide is "Asiatic raccoon"[9], but that name is nonetheless an industry trade name, not the common name, which is not used and, most importantly, not seen by Dillard's shareholders in any context other than compliance with the federal labeling law.

[9] Note that the Name Guide is currently being revised by the FTC for the first time in 50 years. *See* http://ftc.gov/opa/2011/11/furlabeling.shtm.

The publicly accepted and zoologically accurate true English name for the species at issue is "raccoon dog". One of the most commonly used animals in fur garments today, the scientifically accepted common name "raccoon dog" (*Nyctereutes procyonoides*) reflects the correct taxonomic identification of the species. For example, the Integrated Taxonomic Information System (ITIS) – the result of a partnership of federal government agencies formed to satisfy the need for scientifically credible taxonomic information[10] lists only one common name for *Nyctereutes procyonoides*: "raccoon dog."[11] The U.S. Fish and Wildlife Service (FWS) has also used the accepted common name "raccoon dog" in its regulations and publications.[12]

Several other sources, including the International Union for Conservation of Nature (IUCN) and its Canid Specialist Group[13], as well as the vast majority of zoological institutions around the world, including the Association of Zoos and Aquariums and World Association of Zoos and Aquariums,[14] also refer to the species by the common name "raccoon dog." In fact, today, the common name "raccoon dog" – sometimes preceded by "Asiatic", "Japanese", or "Chinese" – is the only common name consistently used to refer to this animal in the scientific literature.[15] In other

[10] ITIS, *About ITIS*, http://www.itis.gov/info.html (last accessed Feb. 13, 2012). The original ITIS partners include the National Oceanic and Atmospheric Administration, the United States Geological Survey, the Environmental Protection Agency, the Agricultural Research Service, the Natural Resources Conservation Service, and the Smithsonian Institution (including the National Museum of Natural History). *Id.*

[11] http://www.itis.gov/servlet/SingleRpt/SingleRpt?search_topic=TSN&search_value=183821 (last accessed Feb. 13, 2012).

[12] *See* 18 U.S.C. § 42 (listing the "raccoon dog" as an injurious species under the Lacey Act); and FWS, U.S. Wildlife Trade: An Overview for 1997-2003 (referring to the species as "raccoon dog") (Attachment A).

[13] Kaarina Kauhala (PhD. Research on raccoon dogs at the University of Helsinki). "The Raccoon Dog: A Successful Canid." Canid News 1994 Vol. 2 (Attachment B). This is a publication of the IUCN's Canid Specialist Group. The IUCN is the world's chief body of scientific and practical expertise on the status and conservation of species and the Canid Specialist Group is made up of 75 experts, representing over 30 countries, including field biologists, academics, wildlife managers, government officials, NGO staff, and others *See* http://www.iucn.org/about (last accessed Feb. 13, 2012).

[14] *See e.g.*, AZA, *Canidae General Index, available at* http://www.species.net/Carnivora/Canidae/Canidind.html; David Anderson and Melissa Rodden, *Minimum AZA Guidelines for Keeping Small Canids in Captivity, available at* http://www.species.net/Carnivora/Canidae/Guidesd.htm; WAZA, *Raccoon Dog (Nyctereutes procyonoides)*, http://www.waza.org/en/zoo/visit-the-zoo/dogs-and-hyenas/nyctereutes-procyonoides. Other zoological institutions that refer to the species as "raccoon dog" include the Yorkshire Wildlife Park in the UK, http://www.yorkshirewildlifepark.net/animal-adoption; the Munkholm Zoo in Denmark, http://www.zoochat.com/827/munkholm-zoo-raccoon-dogs-105311; the Ostrava Zoo in the Czech Republic, http://www.zoo-ostrava.cz/en/tour-of-the-zoo/animal-section/152-raccoon-dogs.html; and the Kyoto City Zoo in Japan, http://www5.city.kyoto.jp/zoo/lang/en/animals/mammal/n_procyonoides.

[15] *See e.g.*, Saeki, Midori. Raccoon Dog *Nyctereutes procyonoides* Bibiolography. Feb. 2001 (Attachment C); Maija H. Valtonen, E. J. Rajakoski (Department of Veterinary Medicine, University of Helsinki, 00710 Helsinki 71, and Helve Research Farm, 02880 Veikkola, Finland. *Reproductive features in the female raccoon dog (Nyctereutes procyonoides)*. Journal of Reproductive Fertility (1977) (Attachment D); Wozencraft, W. Christopher "Order Carnivora" (pp. 532-628), *in* Wilson, Don E., and Reeder, DeeAnn M., eds. *Mammal Species of the World: A Taxonomic and Geographic Reference* (3rd ed.). Baltimore: Johns Hopkins University Press (electronic version

words, nearly all English references to the species outside of the fur industry's trade names from which members of the general public can obtain information regarding the animals used to make various fur products, call the species "raccoon dog."[16]

The use of the industry-coined term "Asiatic raccoon" is itself confusing and misleading to the general public. As noted above, the species is not a raccoon, yet that's exactly what "Asiatic raccoon" implies. The species is taxonomically identified as a member of the Canidae (dog) family and not a member of the Procyonidae (raccoon) family. The species is also not just found in Asia, but introduced populations are found in the wild in numerous European countries, and the fur industry in Finland is currently raising raccoon dogs in cage confinement operations for their fur. Therefore using a trade name that includes a geographic descriptor "Asiatic" could be confusing, especially when it is not part of an accepted common name.

Therefore, the Proposal, which uses the most widely available and the scientifically accepted common name for the species, rather than one of the fur industry trade names used for labeling and advertising purposes, is not misleading within the meaning of Rule 14a-9 and Rule 14a-8(i)(3) and is not excludable on that basis.

3. The Proposal is not excludable under the ordinary business exception because it relates to a major social policy issue facing the Company.

In its January 10, 2012 letter, the Company finally asserts that the proposal may be excluded from its proxy because it deals with a matter of ordinary business.

In order for a proposal to be excludable under Rule 14a-8(i)(7), the Company must demonstrate two things: both that the proposal pertains to a matter of ordinary company business and that it does not raise a significant social policy issue. The Staff has long recognized that a proposal **"focusing on significant social policy issues . . . generally would not be considered excludable,**

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available at http://www.bucknell.edu/msw3/browse.asp?s=y&id=14000825); Ikeda, Hiroshi. "Old dogs, new tricks: Asia's raccoon dog, a venerable member of the canid family is pushing into new frontiers". *Natural History* 95 (8): p40,44; Graphodatsky, A.S. et al. 2008. Phylogenetics of the dog and fox family (Canidae, Carnivora) revealed by chromosome painting, *Chromosome Research* 16:129-143 (Attachment E); Letter from Lauren Nolfo-Clements, PhD to Matthew Wilshire, Federal Trade Commission (May 16, 2011) (Attachment F).

[16] In addition to the scientific entities referenced above, a number of news articles also refer to the species as "raccoon dog." For example, an October 20, 2008 Associated Press (China) news article, "Tainted feed kills 1,500 Chinese dogs bred for fur", stated that: "Some 1,500 dogs bred for their raccoon-like fur have died after eating feed tainted with the same chemical that contaminated dairy products. . . The raccoon dogs — a breed native to east Asia whose fur is used to make trim on coats and other clothing — were fed a product that contained the chemical melamine and developed kidney stones. . ." *available at* http://the.honoluluadvertiser.com/article/2008/Oct/20/br/hawaii81020007.html. A September 4, 2009 United Press International (Sweden) news article entitled "Sweden Says Open Season on Raccoon Dogs" contained a report on Sweden's efforts to curb the population of raccoon dogs in that country, *available at* http://www.upi.com/Top_News/2009/09/04/Sweden-says-open-season-on-raccoon-dogs/UPI-95421252091031.

because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[17] (Emphasis added). The Company bears the burden of demonstrating that the proposal does not involve substantial policy or other considerations, and failed to do so in its January 10, 2012 letter.

In fact, the Resolution directly pertains to a social issue that is a top area of concern to American consumers, which thus significantly impacts the overall reputation of a retail business.[18] As noted above and in the Proposal, members of the general public and businesses alike have shunned the use of raccoon dog fur based on numerous reports that the animals are raised in deplorable conditions, mistreated and skinned alive for their fur.[19] In other words, the use of fur from raccoon dogs is such an important social issue because it involves animal cruelty of a pervasive and severe order.

In numerous prior decisions the fact that a proposal focused on animal welfare was a reason to permit it to appear on the proxy, even though it might have related to some aspects of ordinary business. See for example, *Outback Steakhouse, Inc.* (March 6, 2006) (poultry slaughter methods); *Wendy's Int'l, Inc.* (Feb. 8, 2005) (involving food safety and inhumane slaughter of animals purchased by fast food chains); *Hormel Foods Corp.* (Nov. 10, 2005) (proposal to establish committee to investigate effect of "factory farming" on animals whose meat is used in company products, and make recommendations concerning how the company can encourage the development of more humane farming techniques); *Wyeth* (February 4, 2004) (animal testing); *American Home Products Corp.* (January 16, 1996) (animal testing); and *American Home Products Corp.* (February 25, 1993) (animal testing). Also consider *Bristol-Myers Squibb Company* (March 7, 1991) in which a shareholder was allowed to recommend "that, with regard to cosmetics and non-medical household products, the Company: (1) immediately stop all animal tests not required by law; and (2) begin to phase out those products which in management's opinion cannot, in the near future, be legally marketed without live animal testing." In that case, the Staff specifically stated, "the proposal relates not just to a decision whether to discontinue a particular product but also to the substantial policy issue of the humane treatment of animals in product development and testing." See also, *PepsiCo., Inc.* (March 9, 1990) ("factory farming"); *Proctor & Gamble Co.* (July 27, 1988) (live animal testing); and *Avon Products, Inc.* (March 30, 1988) (animal testing).

Although Dillard's is a retail establishment, in the present instance this is not a basis for exclusion, because the Proposal relates not to the choice to sell a particular type or line of products, but rather the elimination of a particular material from any product offered by Dillard's, placing Dillard's closer to the position of a manufacturer than a retailer with respect to this issue.

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[17] SEC Exchange Act Release No. 34-40018 (May 21, 1998).

[18] *See supra*, notes 1 – 4 and accompanying text describing negative press coverage of companies due to their use of raccoon dog fur.

[19] *See supra*, page 1 and notes 5 – 8 and accompanying text (describing the ways in which raccoon dogs are killed and the companies that have gone raccoon dog free as a result).

Further, the fact that this Resolution significantly targets Dillard's contracting for, and the production and constitution of, of its store brand products place it closer to the position of a manufacture rather than a retailer. In the Company's 2010 annual report it noted that exclusive brand merchandise occupied a very significant portion of its business:

> Exclusive Brand Merchandise Sales penetration of exclusive brand merchandise for fiscal years 2010, 2009 and 2008 was 22.7%, 23.8% and 24.0% of total net sales, respectively Our merchandise selections include, but are not limited to, Dillard's lines of exclusive brand merchandise such as Antonio Melani, Gianni Bini, Roundtree & Yorke and Daniel Cremieux. Dillard's exclusive brands/private label merchandise program provides benefits for Dillard's and our customers. Our customers receive fashionable, higher quality product often at a savings compared to national brands. Dillard's private label merchandise program allows us to ensure Dillard's high standards are achieved, while minimizing costs and differentiating our merchandise offerings from other retailers.

As such, Dillard's is similarly situated to Coach, Inc. where the Staff rejected the ordinary business assertion in a proposal seeking a report on the feasibility of ending the use of animal fur and company products. Even though that company asserted that the choice of materials was fundamental to the branding and operations of the company, and that the company sold many products in the course of its business, the significant social policy issue of animal cruelty was found to cause the proposal to transcend ordinary business. *Coach, Inc.* (August 7, 2009); see also, *Wal-Mart Stores* (March 30, 2010) (controlled atmosphere killing).

CONCLUSION

As demonstrated above, the proposal is not excludable under the asserted Rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request and that it will take enforcement action if the Company fails to include the Proposal in its 2012 proxy materials.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Paul J. Schroeder, Jr., Dillards, Inc. (via electronic mail only at paul.schroeder@dillards.com)

ATTACHMENT A

U.S. Fish & Wildlife Service

U.S. Wildlife Trade: An Overview for 1997-2003

Office of Law Enforcement
Intelligence Unit



Appendix B: Common Names, Scientific Names and LEMIS Species Codes

Common Name	Scientific Name	Species Code
Abalone	*Haliotis spp.*	HAT?
Alligator, American	*Alligator mississippiensis*	ALLM
Amazon, Hispaniola	*Amazona ventralis*	AVEN
Axolotl	*Ambystoma mexicanum*	AMBM
Bear, American black	*Ursus americanus*	BLBE
Bear, Kodiak	*Ursus arctos middendorffi*	URAM
Beaver	*Castor canadensis*	BEAV
Bison	*Bison bison*	BIBI
Bobcat	*Lynx rufus*	LUNR
Bobwhite	*Colinus spp.*	CLN?
Bullfrog	*Rana catesbeiana*	RACA
Bullfrog	*Rana macrodon*	RAMA
Bullfrog, Indian	*Hoplobatrachus tigerinus*	RATI
Butterflies, non-CITES	Lepidoptera	BUTT
Caiman, common	*Caiman crocodylus*	CAC?
Caribou	*Rangifer tarandus*	CARI
Carp	*Cyprinus carpio*	CCRP
Catfish	Siluriformes	CFSH
Chinchilla	*Chinchilla lanigera*	CHIN
Cod, Atlantic	*Gadus morhua*	GMOR
Conch, queen	*Strombus gigas*	STGI
Coral, black	*Cirrhipathes anguinas*	CIRA
Coral, black	*Antipathes densa*	ADEN
Coral, red	*Corallium spp.*	CRL?
Coral, red	*Corallium rubrum*	CORU
Coral, red	*Corallium nobile*	CNOB
Coral, stony	Scleractinia	SC00
Coyote	*Canis latrans*	COYO
Crane, sandhill	*Grus canadensis*	SACR
Crocodile	*Crocodylus spp.*	CYO#, CRO#
Crocodile, Morelet's	*Crocodylus moreletti*	CRMO
Crustaceans	Crustacea	CRUS
Cuttlefish	*Sepia spp.*	SEA?
Deer, fallow	*Dama dama*	CEDA
Deer, mule	*Odocoileus hemionus*	MDER
Deer, musk	*Moschus spp.*	MOSM, MOS?
Deer, red	*Cervus elaphus*	ELKK
Deer, white-tailed	*Odocoileus virginianus*	WDER
Dog, raccoon	*Nyctereutes procyonoides*	NYPR
Dove, mourning	*Zenaida macroura*	MODO
Duck/goose	Anatidae	AN00, AT00, AN$$

ATTACHMENT

F

THE HUMANE SOCIETY
OF THE UNITED STATES

16 May 2011

Federal Trade Commission
Office of the Secretary
Room H-113 (Annex O)
600 Pennsylvania Ave, NW.,
Washington, DC 20585

Re: Fur Rules Review Matter No. P074201

Dear Mr. Wilschire:

I am writing on behalf of the Humane Society of the United States with regards to the Fur Products Rules and Regulations. Thank you for the opportunity to comment on these policies. My remarks are primarily focused on the Fur Products Name Guide with particular emphasis placed on the species *Nyctereutes procyonoides*, commonly known as the raccoon dog.

The Use of Common Names in Science

While it is true that most biologists consider the scientific name of a species to be the definitive identifier for an organism, the use of standardized common names is becoming more prevalent. In fact, the American Ornithologist's Union, the American Fisheries Society, and the major North American herpetological societies maintain official lists of common names for species within their taxa of interest.[i,ii,iii] As scientists attempt to revise scientific names to reflect the evolutionary history of species, many of these names have undergone significant changes over the last decade.[iv] In fact, as these alterations in classification schemes become more widespread, many common names will outlast the scientific names of organisms.

The raccoon dog is a perfect example of how common names may remain the same while scientific names change. The scientific name for this species has been included in 2 different genera (*Canis* and *Nyctereutes*) and has changed 8 times.[v] Its common name "raccoon dog" has been used by scientists for well over a century.[vi] Today, the common name "raccoon dog", sometimes preceded by "Asiatic", "Japanese", or "Chinese", is the only common name used to refer to this animal in the scientific literature.[vii]

Therefore, despite the fact that scientific names are considered the "official" designations for species in the scientific community, common names are oftentimes more enduring. Hence any changes to or misuse of common names in the scientific literature may be considered just as improper or misleading as utilizing an outdated or unaccepted scientific name.

Phylogenetic Position of Raccoon Dogs

Notwithstanding that the raccoon dog (*Nyctereutes procyonoides*) superficially resembles the raccoons (*Procyon lotor* and *P. cancrivorus*) that are native to the Americas, this species has always been recognized as a true canid. In fact, one of the first full descriptions of this species from 1838 clearly classifies it as a canid most closely resembling the Arctic fox based solely on its morphology.[viii] Modern phylogenetic studies utilizing diverse data sets of both morphological and molecular characters consistently place raccoon dogs in the canid family, typically nested among or close to foxes in the genus *Vulpes*. [ix,x,xi] It is also interesting to note that the Procyonidae, the group that contains raccoons and their relatives, are more closely related to the Mustelidae (weasels), Mephitidae (skunks), and even the Phocidae (seals) than they are to the Canidae.[ix,xii]

Introduced Populations of North American Raccoons

The use of the name "Asiatic raccoon" to refer to the species *Nyctereutes procyonoides* is problematic for another reason besides its taxonomic incongruity and complete absence in the scientific literature and English vernacular. The North American raccoon (*Procyon lotor*) lives in the wild as an introduced species in both Asia and parts of Europe. In fact, introduced populations of *P. lotor* have been reported in Russia, the Caucuses, Eastern Europe, and in Japan where it is considered an invasive species.[xiii,xiv,xv] Hence, it is both completely inaccurate and deceptive to refer to the raccoon dog as an "Asiatic raccoon" since the North American raccoon maintains free-living, wild populations in parts of Asia.

Once again, thank you for the opportunity to comment on these important regulations. If you have any questions or concerns with regards to these comments, you may contact Pierre Grzybowski of the Humane Society of the United States.

Sincerely,

Lauren Nolfo-Clements, PhD

---

[i] American Ornithologists' Union. 1998. Check-list of North American Birds. 7th edition. American Ornithologists' Union, Washington, D.C. http://www.aou.org/checklist/north/print.php accessed 10 May 2011

[ii] Crother, B. I. 2008. Scientific and standard English names of amphibians and reptiles of North America north of Mexico, with comments regarding confidence in our understanding, 6th ed. *SSAR Herpetological Circular* 37:1–84.
[iii] Nelson, J.S. et al. 2004. *Common and Scientific Names of the Fishes from the United States, Canada, and Mexico.* 6th edition. The American Fisheries Society Bethesda, MD, USA. 386 pp.
[iv] Mallet, J. and Willmott, K. 2003. Taxonomy: Renaissance or Tower of Babel? *Trends in Ecology and Evolution* 18:57-59.
[v] Ward, O.G. and D.H. Wurster-Hill. 1990. *Nycteruetes procynoides. Mammalian Species* 358:1-5.
[vi] Lydekker, R. 1894. *The Royal Natural History: Mammals.* Frederick Warne and Co. New York, USA 583 pp.
[vii] Based upon an informal search survey conducted on over 200 scientific articles located through google scholar using the term "Nyctereutes".
[viii] Allen, G.M. 1838. *The Mammals of China and Mongolia.* The American Museum of Natural History. 620 pp.
[ix] Agnarsson, I. et al. 2010. Dogs, cats, and kin: A molecular species-level phylogeny of Carnivora. *Molecular Phylogenetics and Evolution* 54:726-745.
[x] Graphodatsky, A.S. et al. 2008. Phylogenetics of the dog and fox family (Canidae, Carnivora) revealed by chromosome painting. *Chromosome Research* 16:129-143.
[xi] Zrzavy, J. and V. Ricankova. 2004. Phylogeny of recent Canidae (Mammalia, Canvivora): relative reliability and utility of morphological and molecular data sets. Zoologica Scripta 33:311:333.
[xii] Fulton, T.L. and C. Strobeck. 2006. Molecular phylogeny of the Arctoidea (Carnivora): Effect of missing data on a supertree and supermatrix analysis of multiple gene sets. *Molecular Phylogenetics and Evolution* 41:165-181.
[xiii] Aliev, F.F. and G.C. Sanderson. 1966. Distribution and status of the raccoon in the Soviet Union. *The Journal of Wildlife Management* 30:497-502.
[xiv] Ikeda, T. et al. 2004. Present status of invasive alien raccoon and its impact in Japan. *Global Environmental Research* 8:125-131.
[xv] Kauhala, K. 1996. Introduced carnivores in Europe with special reference to central and northern Europe. *Wildlife Biology* 2:197-204.

Dillard's, Inc.

1600 Cantrell Road · P.O. Box 486 · Little Rock, Arkansas 72203-0486

Paul J. Schroeder, Jr.
Vice President, Secretary and General Counsel
Telephone (501) 376-5365
Telecopier (501) 210-9558
paul.schroeder@dillards.com

January 10, 2012

1934 Act/Rule 14a-8

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dillard's, Inc. Stockholder Proposal Submitted by The Humane Society of the United States

Ladies and Gentlemen:

Dillard's, Inc., a Delaware corporation (the "Company"), in accordance with Rule 14a-8(j) as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials"), a stockholder proposal (the "Proposal") submitted by The Humane Society of the United States (the "Proponent") and received by the Company on December 6, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

The Company intends to file its definitive proxy materials for its 2012 Annual Meeting on or about April 3, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to shareholderproposals@sec.gov. A copy of this letter and its exhibits is simultaneously being sent to the Proponent.

The Proposal

The Proposal generally requests the Company's Board of Directors to develop a plan, by the end of 2012, to phase out the sale of fur from raccoon dogs (*Nyctereutes procyonoides*).

The Proposal incorrectly characterizes "*Nyctereutes procyonoides*" as "raccoon dog." The Fur Products Labeling Act (the "Fur Act") and the Rules and Regulations under the Fur Act ("Fur Rules") require that fur apparel be labeled with the name(s) of the animal(s) that produced the fur. The names must correspond with those set forth in the FTC's Fur Products Name Guide. Identifying Asiatic Raccoon by the name "Raccoon Dog" would violate federal law because it is not the name mandated by the Fur Products Name Guide. Under the Fur Products Name Guide, the Company is required to label apparel that contains fur from the species N*yctereutes procyonoidos* as containing "Asiatic Raccoon."

Accordingly, the Company will hereafter refer to the Proposal as relating to fur products containing Asiatic Raccoon.

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Basis for Exclusion

The Proposal properly may be omitted pursuant to:

(i) Rule 14a-8(i)(5) on the grounds that the Proposal relates to operations which will account for less than five percent of the Company's total assets at the end of its 2011 fiscal year and the Company's net earnings and gross sales for its 2011 fiscal year, and is not otherwise significantly related to the Company's business;

(ii) Rule 14a-8(i)(3) on the grounds that the Proposal is contrary to Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials; and

(iii) Rule 14a-8(i)(7) on the grounds that the Proposal deals with a matter relating to the conduct of the ordinary business operations of the Company.

Analysis

A. *Rule 14a-8(i)(5)*

Rule 14a-8(i)(5) states that a proposal may be omitted from a registrant's proxy statement if the proposal "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." Products containing Asiatic Raccoon fur accounted for substantially less than 5% of the Company's total assets, net earnings and gross sales for Dillard's 2010 fiscal year. Products containing Asiatic Raccoon fur will account for substantially less than 5% of the Company's total assets, net earnings and gross sales for Dillard's 2011 fiscal year.

In addition, the Company ranks among the nation's largest full line department stores, offering a broad selection of apparel, cosmetics and home furnishings. With a product mix that is extremely diversified, the limited scope of the Company's sales of products containing Asiatic Raccoon fur is not significantly related to the Company's business.

Accordingly, the Company believes that the Proposal may be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(5).

B. *Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials."

As noted above, the Fur Act and the Fur Rules prohibit the labeling of products containing *Nyctereutes Procyonoidos* as anything other than Asiatic Raccoon. In fact, use of "Raccoon Dog" would be in further violation of the FTC's laws and regulations because this designation identifies two animal names, "raccoon" and "dog." Under 16 C.F.R. § 301.7, "if the fur of an animal is described in any manner by its breed, species, strain or coloring, irrespective of former usage, such descriptive matter shall not contain the name of another animal either in the adjective form or otherwise." Therefore, "raccoon" and "dog" cannot both be used to identify one type of fur.

Moreover, the term "Raccoon Dog" is misleading because consumers may reasonably interpret it to mean that the fur is from a dog of the species *Canis familiaris*.

The Proposal, by characterizing products containing *Nyctereutes procyonoidos* as "Raccoon Dog", is misleading to shareholders. Accordingly, the Company believes that the Proposal may be properly excluded from the 2012 Proxy Materials pursuant to 14a-8(i)(3).

C. *Rule 14a-8(i)(7)*

Rule 14a-8(i)(7) allows the omission of a proposal "if the proposal deals with a matter relating to the company's ordinary business operations."

The Company is a diversified retailer. An integral part of such business is the selection of the products to be sold in its stores. The Staff has consistently taken the position that shareholder proposals regarding the selection of products relate to ordinary business matters and thus may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(i)(7).

For example, see the February 1, 2008 no action letter issued to Lowe's Companies, Inc. and the January 24, 2008 no action letter issued to Home Depot, Inc., in each of which the Staff allowed the omission of a proposal to encourage the company to end its sale of glue traps because they are cruel and inhumane to the target animals and pose a danger to companion animals and wildlife. In each case the Staff noted that the proposal was properly excluded under rule 14a-8(i)(7), as "relating to [the company's] ordinary business operations (i.e., the sale of a particular product)."

Similarly, the Staff issued no action letters to Lowe's Companies, Inc. on March 18, 2010 and to Home Depot, Inc. on March 20, 2010, allowing the omission of a proposal to encourage each company to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health as relating to the company's ordinary business operations. The Staff again noted that each proposal "relates to the manner in which [the company] sells particular products", and that "[p]roposals concerning the sale of particular products are generally excludable under Rule 14a-8(i)(7)."

The Staff similarly issued a no action letter to PetSmart, Inc. on April 8, 2009, allowing the omission of a proposal to request the Board of Directors to produce a report by December 2009 on the feasibility of PetSmart phasing out the sale of live animals by 2014. The Staff noted that the proposal was properly excluded under Rule 14a-8(i)(7). as relating to PetSmart's ordinary business operations (i.e., sale of particular goods).

The Staff has issued similar no action letters allowing exclusion under Rule 14a-8(i)(7) of proposals to require Pfizer Inc.'s board to report to shareholders on the justification for its charitable contributions to certain scientific research programs that promote medical research and training using animals (Pfizer Inc. no action letter dated February 12, 2007); to require PetSmart, Inc. to issue a report to stockholders by October 1, 2006, based on two studies for which the PetSmart provided funding to study pet bird relinquishment, and to indicate whether the PetSmart intended to end the sale of all birds in its stores (PetSmart, Inc. no action letter dated April 14, 2006); and to request American Express Co. to resolve to discontinue all fur promotions in an effort to maintain its respected and progressive public image (American Express Co. no action letter dated January 25, 1990).

Accordingly, the Company believes that the Proposal may be properly excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters (prior to the issuance of its Rule 14a-8 response).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2012 Proxy Materials, please contact me by phone at 501-376-5335 or via email at paul.schroeder@dillards.com. The Proponent may be contacted by phone at 301-721-6417 or via email at apage@humanesociety.org or via fax at 202-778-6132.

Sincerely,

Paul J. Schroeder, Jr.

PJS,Jr./ans

THE HUMANE SOCIETY
OF THE UNITED STATES

December 6, 2011

Paul Schroeder, Jr.
VP, General Counsel, and Secretary
Dillard's, Inc.
1600 Cantrell Road
Little Rock, AR 72201

Via UPS and email (Paul.Schroeder@dillards.com, Dean.Elliot@dillards.com)

Dear Mr. Schroeder:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2012 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of Dillard's common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2012 shareholder meeting.

Please contact me if you need any further information or have any questions. If Dillard's will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-721-6417 or apage@humanesociety.org. Thank you for your assistance.

Very truly yours,

Andrew Page
Senior Director

Enclosures: 2012 Shareholder Resolution
Copy of Deutsche Bank letter

Cc'd: Dean Elliot, Director of Governmental Affairs

EXHIBIT
A

RESOLVED, that shareholders *encourage* the board of directors to develop a plan, by the end of 2012, to phase out the sale of fur from raccoon dogs (Nyctereutes procyonoides).

SUPPORTING STATEMENT:

Dillard's appears to be out of step with its competitors regarding sales of raccoon dog fur. It would be in shareholders' interests for the company to phase out sales of the raccoon dog garments and garments featuring raccoon dog trim to help ensure proper, clear vendor compliance, and to better protect its customers. Please consider the following:

- Leading retailers and designers, like Nordstrom, Lord & Taylor, Bluefly, St. John Knits, Michael Kors, and Andrew Marc have policies in place that have or will phase out the sale of raccoon dog fur.

- The Humane Society of the United States (HSUS) has found raccoon dog fur to be the most falsely-advertised and labeled type of fur and it has consistently put customers at risk of being duped. In recent years, misrepresentation of raccoon dog fur products has led to many companies, including Dillard's, being named in HSUS petitions filed before the Federal Trade Commission, a HSUS lawsuit before the D.C. Superior Court, and national television news coverage after salespeople misrepresented animal fur to reporters posing as customers.

- Multiple sources have documented raccoon dogs being skinned alive in China, the world's leading supplier of raccoon dog fur pelts. Live skinning of animals is indisputably inhumane.

- Finland is the second largest supplier of raccoon dog pelts. Raccoon dogs in Finland are reported to killed by anal electrocution, a process that can cause the animals to suffer heart attacks while fully conscious. Before banning fur farming altogether, the U.K. banned anal electrocution of foxes. Electrocution of furbearing animals has also been banned in New York State.

- Whether from China or Finland, raccoon dog fur is widely falsely advertised and labeled on garments. For example, "Finnraccoon," the trade name used by Finnish fur interests, would be a violation of federal law if placed on a label of a jacket being sold in the United States.

- Skinning animals alive and anally electrocuting raccoon dogs may not be something shareholders prefer to be associated with Dillard's brand.

- The quality of faux fur has improved dramatically in recent years, making it a suitable alternative for products that require the look and feel of animal fur.

We urge shareholders to vote **FOR** this resolution, which would simply encourage the board to take action on an important social and legal issue on which numerous competitors have already taken action.

Deutsche Bank

December 7, 2011

Paul Schroeder, Corporate Secretary
Dillard's, Inc.
1600 Cantrell Rd.
Little Rock, AR 72201

Dear Mr. Schroeder:

This letter serves as confirmation to verify that The Humane Society of the United States (HSUS) is the beneficial owner of at least $2,000.00 in market value of Dillard's, Inc. common stock. The HSUS has continuously held at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Eric Smith
Vice President
Risk Officer

Dillard's

Paul Schroeder <paul.schroeder@dillards.com>

Shareholder Resolution

1 message

Andrew Page <apage@humanesociety.org> **Tue, Dec 6, 2011 at 3:30 PM**
To: dean.elliott@dillards.com, Paul.Schroeder@dillards.com
Cc: PJ Smith <pjsmith@humanesociety.org>

Hi Dean and Paul,

I hope you are both very well.

I just wanted to give you a heads up that we are filing the shareholder resolution tomorrow, as well as sending out a press release.

We sent the documents UPS directly to you - you should receive them by COB tomorrow. I also attached them to this email.

Let me know if you have any questions.

All the best,
Andrew

From: Andrew Page
Sent: Thursday, November 17, 2011 4:53 PM
To: dean.elliott@dillards.com; Paul.Schroeder@dillards.com
Subject: FTC Petition

Hi Dean & Paul -

I just wanted to give you a heads up that Dillard's will be named in an FTC petition that we will file next week regarding the selling of animal fur apparel as faux fur.

Hope to hear from you to discuss.

EXHIBIT
B

Best,

Andrew

Andrew Page
Senior Director
apage@humanesociety.org
t 301-721-6417 f 301-721-6414

The Humane Society of the United States
2100 L Street NW Washington, DC 20037
humanesociety.org

Dillard's shareholder resolution 12-7-2011.pdf
742K

THE HUMANE SOCIETY
OF THE UNITED STATES

December 6, 2011

Paul Schroeder, Jr.
VP, General Counsel, and Secretary
Dillard's, Inc.
1600 Cantrell Road
Little Rock, AR 72201

Via UPS and email (Paul.Schroeder@dillards.com, Dean.Elliot@dillards.com)

Dear Mr. Schroeder:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2012 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of Dillard's common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2012 shareholder meeting.

Please contact me if you need any further information or have any questions. If Dillard's will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-721-6417 or apage@humanesociety.org. Thank you for your assistance.

Very truly yours,

Andrew Page
Senior Director

Enclosures: 2012 Shareholder Resolution
Copy of Deutsche Bank letter

Cc'd: Dean Elliot, Director of Governmental Affairs

RESOLVED, that shareholders *encourage* the board of directors to develop a plan, by the end of 2012, to phase out the sale of fur from raccoon dogs (Nyctereutes procyonoides).

SUPPORTING STATEMENT:

Dillard's appears to be out of step with its competitors regarding sales of raccoon dog fur. It would be in shareholders' interests for the company to phase out sales of the raccoon dog garments and garments featuring raccoon dog trim to help ensure proper, clear vendor compliance, and to better protect its customers. Please consider the following:

- Leading retailers and designers, like Nordstrom, Lord & Taylor, Bluefly, St. John Knits, Michael Kors, and Andrew Marc have policies in place that have or will phase out the sale of raccoon dog fur.

- The Humane Society of the United States (HSUS) has found raccoon dog fur to be the most falsely-advertised and labeled type of fur and it has consistently put customers at risk of being duped. In recent years, misrepresentation of raccoon dog fur products has led to many companies, including Dillard's, being named in HSUS petitions filed before the Federal Trade Commission, a HSUS lawsuit before the D.C. Superior Court, and national television news coverage after salespeople misrepresented animal fur to reporters posing as customers.

- Multiple sources have documented raccoon dogs being skinned alive in China, the world's leading supplier of raccoon dog fur pelts. Live skinning of animals is indisputably inhumane.

- Finland is the second largest supplier of raccoon dog pelts. Raccoon dogs in Finland are reported to killed by anal electrocution, a process that can cause the animals to suffer heart attacks while fully conscious. Before banning fur farming altogether, the U.K. banned anal electrocution of foxes. Electrocution of furbearing animals has also been banned in New York State.

- Whether from China or Finland, raccoon dog fur is widely falsely advertised and labeled on garments. For example, "Finnraccoon," the trade name used by Finnish fur interests, would be a violation of federal law if placed on a label of a jacket being sold in the United States.

- Skinning animals alive and anally electrocuting raccoon dogs may not be something shareholders prefer to be associated with Dillard's brand.

- The quality of faux fur has improved dramatically in recent years, making it a suitable alternative for products that require the look and feel of animal fur.

We urge shareholders to vote **FOR** this resolution, which would simply encourage the board to take action on an important social and legal issue on which numerous competitors have already taken action.

Deutsche Bank

December 7, 2011

Paul Schroeder, Corporate Secretary
Dillard's, Inc.
1600 Cantrell Rd.
Little Rock, AR 72201

Dear Mr. Schroeder:

This letter serves as confirmation to verify that The Humane Society of the United States (HSUS) is the beneficial owner of at least $2,000.00 in market value of Dillard's, Inc. common stock. The HSUS has continuously held at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Eric Smith
Vice President
Risk Officer